03002776

**AA 2/24/03

VF 3-1-03

RECD S.E.C.
FEB 19 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LPM Investment Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

231 Royal Palm Way
(No. and Street)

Palm Beach (City) Florida (State) 33480 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry H. Gardner, Treasurer 561-802-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terry H. Gardner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LPM Investment Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Treasurer

Title

Sondra C Cummings
My Commission CC969838
Expires June 13, 2003

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 19 2003
WASH. D.C. 187 SECTION

LPM INVESTMENT SERVICES, INC.
(S.E.C. I.D. NO. 46364)

Independent Auditor's Report and
Supplemental Report on Internal Control

Financial Statements
Fifteen Month Period Ended December 31, 2002

Filed pursuant to Rule 17a-5(e) (3) as a public document

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
LPM Investment Services, Inc.:

We have audited the accompanying statement of financial condition of LPM Investment Services, Inc., (the Company) as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the fifteen month period then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LPM Investment Services, Inc. at December 31, 2002, and the results of its operations and its cash flows for the fifteen month period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Boston, Massachusetts
February 14, 2003

LPM INVESTMENT SERVICES, INC.

Statement of Financial Condition
as of December 31, 2002

ASSETS

Current assets:	
Cash and cash equivalents	$ 344,862
Accounts receivable	6,401
Other assets	3,300
Total assets	$ 354,563

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$ 17,622
Stockholder's equity:	
Paid-in capital	81,000
Retained earnings	255,941
Total stockholder's equity	336,941
Total liabilities and stockholder's equity	$ 354,563

See notes to financial statements.

LPM INVESTMENT SERVICES, INC.

Statement of Income
for the 15 Month Period Ended December 31, 2002

Revenues:		
Commission income	$	76,570
Distribution fees		105,453
Other income		10,364
		192,387
Expenses:		
Administrative expenses		65,441
Net income	$	126,946

See notes to financial statements.

LPM INVESTMENT SERVICES, INC.

Statement of Changes in Stockholder's Equity
for the 15 Month Period Ended December 31, 2002

	Common Stock			
	Number of Shares	Paid-in Capital	Retained Earnings	Total
Balance, September 30, 2001	1,000	$ 81,000	$ 628,995	$ 709,995
Dividend to stockholder	-	-	(500,000)	(500,000)
Net income	-	-	126,946	126,946
Balance, December 31, 2002	1,000	$ 81,000	$ 255,941	$ 336,941

See notes to financial statements.

LPM INVESTMENT SERVICES, INC.

Statement of Cash Flows
for the 15 Month Period Ended December 31, 2002

Cash Flows from Operations:	
Net income	$ 126,946
Decrease in accounts receivable	222,497
Increase in accrued expenses	8,622
Cash flows from operations	358,065
Cash Flows Used in Financing Activities:	
Dividends paid to stockholder	(500,000)
Cash flows used in financing activities	(500,000)
Net Decrease in Cash and Equivalents	(141,935)
Cash and Equivalents, beginning of year	486,797
Cash and Equivalents, end of year	$ 344,862

See notes to financial statements.

LPM INVESTMENT SERVICES, INC.

Notes to Financial Statements
15 Month Period Ended December 31, 2002

(1) **NATURE OF OPERATIONS AND ORGANIZATION**

LPM Investment Services, Inc., (the Company), a soley-owned entity, was organized as a Delaware Subchapter S corporation in May 1993 for the purpose of providing wholesale distribution services to The Munder Funds, Inc. (the Munder Funds). The Company ceased providing wholesale distribution services to the Munder Funds in January 1995, and now serves as a selling agent for the Munder Funds. The Company also served as a selling agent for the LMCG Funds, a mutual fund family sponsored by Lee Munder Investments Ltd. The Company obtained the required regulatory approvals to change its year end from September 30 to December 31, and to file financials statements for a 15 month period, effective for the period ended December 31, 2002.

(2) **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company defines cash and cash equivalents as cash on hand and cash invested in money market funds. Interest earned on such money market funds is presented as Other income on the Statement of Income.

Included in Other assets is an investment in NASDAQ common stock recorded at cost, which approximates estimated fair market value.

The Company utilizes the accrual method of accounting.

The Company earns commission income and distribution fees related to mutual fund accounts for which the Company is designated as the dealer of record. Such fees and commissions are estimated and accrued monthly, and adjusted to actual when the payments are received from the applicable mutual fund's transfer agent.

(3) **TRANSACTIONS WITH AFFILIATES**

Until July 2000, the Company was affiliated with Munder Capital Management (MCM), a registered investment adviser, through common ownership. Until that time, MCM provided office space, personnel, and equipment to the Company at no charge. After that date, the Operations Support Agreement between the Company and MCM was terminated. Since that time, the Company shares office space, personnel and equipment with Lee Munder Capital Group LP, which is under common control with the Company. Administrative expenses incurred by the Company include professional fees, regulatory and registration expenses and personnel costs.

(3) TRANSACTIONS WITH AFFILIATES (CONTINUED)

The financial statements are prepared from the separate records maintained by the Company. Shared costs relating to office space and equipment are not charged to the Company, however, the Company has been charged for shared costs relating to certain personnel. As a result, these financial statements are not necessarily indicative of the conditions that would have existed if the Company had been operated as a standalone and unaffiliated company.

(4) CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at December 31, 2002 consists of common stock, no par value; 3,000 shares authorized, 1,000 shares issued and outstanding. On July 9, 2002, the Company approved and paid a dividend of $500,000 to its stockholder.

(5) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $320,343, which was $315,343 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.06 to 1.

There is no difference between the computation of net capital as presented on Schedule I which follows these notes to financial statements and the Company's filing included in the FOCUS Report - Part IIA as of December 31, 2002.

(6) INCOME TAXES

The Internal Revenue Service approved the stockholder's election under the provisions of Subchapter S of the Internal Revenue Code to have the income of the Company included in the taxable income of the stockholder. As a result, the Company will not be liable for Federal income taxes unless the S Corporation election is subsequently revoked. Accordingly, no provision for Federal income taxes is included in the financial statements.

(7) EXEMPTION FROM RULE 15C3-3

The Company qualifies under the exemptive provisions of SEC Rule 15c3-3 regarding the computation of net capital and determination of reserve requirements, and accordingly, such schedules have been modified or eliminated as appropriate.

(8) PENDING AND THREATENED LITIGATION

In the normal course of business the Company may be subject to claims, assessments or regulatory actions. There are no such actions, claims or assessments currently asserted, and management is aware of no potentially unasserted claims or assessments.

LPM INVESTMENT SERVICES, INC.

Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2002

Net Worth—Stockholder's Equity	$ 336,941
Nonallowable Assets and Deductions:	
Accounts Receivable	6,401
Exchange membership	3,300
"Haircut" on money market fund	6,897
	16,598
Net capital	$ 320,343
Aggregate Indebtedness	$ 17,622
Minimum Net Capital Requirement	$ 5,000
Aggregate Indebtedness to Net Capital Ratio	0.06 to 1

See notes to financial statements.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
LPM Investment Services, Inc:

In planning and performing our audit of the financial statements and supplemental schedule of LPM Investment Services, Inc ("the Company") for the fifteen month period ended December 31, 2002, (on which we issues our report dated February 14, 2003) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives. This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Boston, Massachusetts
February 14, 2003